ACQUISITION AGREEMENT

This Acquisition Agreement (the “Agreement”) is dated as of June 13, 2003 by and between SKTF Enterprises, Inc., a Florida corporation (“SKTF”), Speedemissions, Inc. , a Georgia corporation (“SEM”) , and those individuals or entities identified on the signature page hereof as the shareholders of SEM (each a “Shareholder” and collectively the “Shareholders”). Each of SKTF, SEM, and the Shareholders shall be referred to as a “Party” and collectively as the “Parties.”

The parties agree as follows:

1.    The Acquisition.

1.1    Purchase and Sale Subject to the Terms and Conditions of this Agreement . At the Closing to be held as provided in Section 2, SKTF shall sell the SKTF Shares (defined below) to the Shareholders, and the Shareholders shall purchase the SKTF Shares from SKTF, free and clear of all Encumbrances other than restrictions imposed by Federal and State securities laws.

1.2    Purchase Price .

(a)    SKTF will exchange 9,000,000 shares of its restricted common stock (the “SKTF Shares”) for all of the outstanding shares of common stock of SEM (the “SEM Shares”). The SKTF Shares shall be issued and delivered to the Shareholders as set forth in Exhibit “A” hereto.

2.    The Closing.

2.1    Place and Time . The closing of the sale and exchange of the SKTF Shares for the SEM Shares (the “Closing”) shall take place at the offices of The Lebrecht Group, APLC, 22342 Avenida Empresa, Suite 220, Rancho Santa Margarita, CA 92688 no later than the close of business (Orange County California time) on June 16, 2003, or at such other place, date and time as the parties may agree in writing (the “Closing Date”).

2.2    Deliveries by SEM . At the Closing, SEM shall deliver the following:

a.    The SEM Shares;

b.    The documents contemplated by Section 4.6;

c.    All other documents, instruments and writings required by this Agreement to be delivered by SEM at the Closing and any other documents or records relating to SEM’s business reasonably requested by SKTF in connection with this Agreement.

2.3    Deliveries by SKTF . At the Closing, SKTF shall deliver the following:

a.    The SKTF Shares for further delivery to the SEM shareholders as contemplated by section 1.

b.    The documents contemplated by Sections 4.4 and 4.7.

c.    All other documents, instruments and writings required by this Agreement to be delivered by SKTF at the Closing.

d.    A legal opinion from The Lebrecht Group, APLC, counsel to SKTF, in form and substance as agreed by the parties.

2.4    Deliveries by the Shareholders . At the Closing, the Shareholders, and each of them, shall deliver the following to SKTF:

a.    The SEM Shares, endorsed for transfer to SKTF as contemplated by Section 1.

3.    Conditions to SKTF’s Obligations.

The obligations of SKTF to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by SKTF:

3.1    No Injunction . There shall not be in effect any injunction, order or decree of a court of competent jurisdiction that prevents the consummation of the transactions contemplated by this Agreement, that prohibits SKTF’s acquisition of the SEM Shares or the issuance of the SKTF Shares or that will require any divestiture as a result of SKTF’s acquisition of the SEM Shares or that will require all or any part of the business of SKTF to be held separate and no litigation or proceedings seeking the issuance of such an injunction, order or decree or seeking to impose substantial penalties on SKTF or SEM if this Agreement is consummated shall be pending.

3.2    Representations, Warranties and Agreements . (a) The representations and warranties of SEM set forth in this Agreement shall be true and complete in all material respects as of the Closing Date as though made at such time, and (b) SEM shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it at or prior to the Closing.

3.3    Regulatory Approvals . All licenses, authorizations, consents, orders and regulatory approvals of Governmental Bodies necessary for the consummation of SKTF’s acquisition of the SEM Shares shall have been obtained and shall be in full force and effect.

4.    Conditions to SEM's Obligations.

The obligations of SEM to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by SEM:

4 . 1    No Injunction . There shall not be in effect any injunction, order or decree of a court of competent jurisdiction that prevents the consummation of the transactions contemplated by this Agreement, that prohibits SKTF’s acquisition of the SEM Shares or the Shareholder’s of the SKTF Shares or that will require any divestiture as a result of SKTF’s acquisition of the SEM Shares or the Shareholder’s acquisition of the SKTF Shares or that will require all or any part of the business of SKTF or SEM to be held separate and no litigation or proceedings seeking the issuance of such an injunction, order or decree or seeking to impose substantial penalties on SKTF or SEM if this Agreement is consummated shall be pending.

4 . 2     Representations, Warranties and Agreements . (a) The representations and warranties of SKTF set forth in this Agreement shall be true and complete in all material respects as of the Closing Date as though made at such time, and (b) SKTF shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it at or prior to the Closing.

4 . 3    Regulatory Approvals . All licenses, authorizations, consents, orders and regulatory approvals of Governmental Bodies necessary for the consummation of SKTF’s acquisition of the SEM Shares and the Shareholder’s acquisition of the SKTF Shares shall have been obtained and shall be in full force and effect.

4 . 4    Resignations of Directors and Officers; Cancellation of Stock .

(a)    Effective as of the Closing Date, Richard A. Parlontieri shall be appointed as a Director of SKTF.

(b)    On the Closing Date, Carl Berg shall deliver to SKTF his resignation as a Director of SKTF as set forth in Exhibit “B” attached hereto, to be effective automatically on the 11th day following the mailing of a Schedule 14F-1 Information Statement to the shareholders of SKTF.

(c)    All officers of SKTF will have resigned effective as of the Closing Date and those individuals identified on Exhibit “C” will be appointed as the officers of SKTF.

(d)    Effective as of the Closing Date, SKTF will redeem from Mr. Carl Berg 5,044,750 shares of the common stock of SKTF then issued in his name for consideration equal to $504.48. Following the redemption, Mr. Berg will be the beneficial owner of 505,250 shares of SKTF common stock.

(e)    Effective as of the Closing Date, Mr. Carl Berg will waive any and all compensation and amounts due to him from SKTF, including accrued compensation and amounts.

(f)    Effective as of the Closing Date, The Lebrecht Group, APLC, legal counsel to SKTF, will waive any and all compensation and amounts due it from SKTF, including accrued compensation and amounts.

4 . 5     Amendment to SKTF Articles of Incorporation . Following the Closing, at such time as the Board of Directors of SKTF shall determine, the shareholders of SKTF shall (a) ratify the transactions described herein, and (b) approve an amendment to the SKTF Articles of Incorporation which changes the name of SKTF to a name chosen by the then-Board of Directors.

4 . 6    Approval of SEM Shareholders . The transactions described herein shall be approved by all of the SEM Shareholders, which approval shall be delivered at the Closing.

4.7    Issuance of SKTF Shares and Board of Directors . SKTF shall deliver, at the Closing, the SKTF Shares for delivery to the SEM Shareholders, as well as the approval of the Agreement by the SKTF Board of Directors.

5.    Representations and Warranties of SEM.

SEM represents and warrants to SKTF that:

5.1    Organization of SEM; Authorization . SEM is a corporation duly organized, validly existing and in good standing under the laws of the state of Georgia with full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary action of SEM and this Agreement constitutes a valid and binding obligation of SEM, enforceable against it in accordance with its terms. SEM has no subsidiaries.

5.2    Capitalization . The authorized capital of SEM consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock, of which 7,142,857 shares of common stock, and no shares of preferred stock, are presently issued and outstanding. As of the Closing Date, all of the issued and outstanding shares of common stock of SEM are validly issued, fully paid and non-assessable. As of the Closing Date, except as set forth in Schedule 5.2 hereto, there will not be outstanding any warrants, options or other agreements on the part of SEM obligating SEM to issue any additional shares of common stock or any of its securities of any kind. Except as otherwise set forth herein, SEM will not issue any shares of capital stock from the date of this Agreement through the Closing Date.

5.3    Acknowledgement of Post-Closing Capitalization of SKTF . SEM acknowledges the post-closing capitalization of SKTF as set forth in Exhibit “D” attached to this Agreement.

5.4    Ownership of SEM Shares . The payment to SEM provided in Section 2.3 will result in SKTF’s immediate acquisition of record and beneficial ownership of the SEM Shares, free and clear of all Encumbrances subject to applicable State and Federal securities laws. Except as set forth in Section 5.2, as of the Closing Date there are no outstanding options, rights, conversion rights, agreements or commitments of any kind relating to the issuance, sale or transfer of any Equity Securities or other securities of SEM.

5.5    No Conflict as to SEM . Neither the execution and delivery of this Agreement nor the consummation of the sale of the SEM Shares to SKTF will (a) violate any provision of the articles of organization or bylaws (or other governing instrument) of SEM or (b) violate, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or excuse performance by any Person of any of its obligations under, or cause the acceleration of the maturity of any debt or obligation pursuant to, or result in the creation or imposition of any Encumbrance upon any property or assets of SEM under any material agreement or commitment to which SEM is a party or by which any of its respective property or assets is bound, or to which any of the property or assets of SEM is subject; provided, however, that GCA Strategic Investment Fund, L.P. hereby waives any such defaults and rights of acceleration or otherwise in connection with the transactions contemplated hereby, including, but not limited to, those agreements listed in Schedule 5.2 or otherwise, or (c) violate any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to SEM except, in the case of violations, conflicts, defaults, terminations, accelerations or Encumbrances described in clause (b) of this Section 5.5, for such matters which are not likely to have a material adverse effect on the business or financial condition of SEM.

5.6    Acknowledgement of Resignation. SEM acknowledges that there is no arrangement or understanding with SKTF or Mr. Berg for the resignation of Mr. Berg other than as set forth in his resignation contemplated by Section 4.4(b).

Page

6.    Representations and Warranties of SKTF.

SKTF represents and warrants to SEM that:

6.1    Organization of SKTF; Authorization . SKTF is a corporation duly organized, validly existing and in good standing under the laws of Florida with full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action of SKTF and this Agreement constitutes a valid and binding obligation of SKTF; enforceable against it in accordance with its terms. There are no Subsidiaries of SKTF.

6.2    Capitalization . The authorized capital stock of SKTF consists of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001. As of the Closing Date, SKTF will have 6,044,750 shares of common stock issued and outstanding, and no shares of preferred stock issued or outstanding. As of the Closing Date, all of the issued and outstanding shares of common stock of SKTF are validly issued, fully paid and non-assessable and they are not and as of the Closing Date there will not be outstanding any other warrants, options or other agreements on the part of SKTF obligating SKTF to issue any additional shares of common or preferred stock or any of its securities of any kind. SKTF will not issue any shares of capital stock from the date of this Agreement through the Closing Date. The Common Stock of SKTF is presently listed for trading on the Over the Counter Bulletin Board under the symbol “SKTE.”

6.3    Ownership of SKTF Shares . The delivery of certificates to SEM provided in Section 2.3 will result in the Shareholders immediate acquisition of record and beneficial ownership of the SKTF Shares, free and clear of all Encumbrances other than as required by Federal and State securities laws. There are no outstanding options, rights, conversion rights, agreements or commitments of any kind relating to the issuance, sale or transfer of any Equity Securities or other securities of SKTF.

6.4    No Conflict as to SKTF and Subsidiaries . Neither the execution and delivery of this Agreement nor the consummation of the sale of the SKTF Shares to SEM will (a) violate any provision of the certificate of incorporation or bylaws (or other governing instrument) of SKTF or (b) violate, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or excuse performance by any Person of any of its obligations under, or cause the acceleration of the maturity of any debt or obligation pursuant to, or result in the creation or imposition of any Encumbrance upon any property or assets of SKTF under any material agreement or commitment to which SKTF is a party or by which any of their respective property or assets is bound, or to which any of the property or assets of SKTF is subject, or (c) violate any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to SKTF except, in the case of violations, conflicts, defaults, terminations, accelerations or Encumbrances described in clause (b) of this Section 6.4, for such matters which are not likely to have a material adverse effect on the business or financial condition of SKTF.

7.                Access and Reporting; Filings With Governmental Authorities; Other Covenants.

7.1    Access Between the date of this Agreement and the Closing Date . Each of SEM and SKTF shall (a) give to the other and its authorized representatives reasonable access to all plants, offices, warehouse and other facilities and properties of SEM or SKTF, as the case may be, and to its books and records, (b) permit the other to make inspections thereof, and (c) cause its officers and its advisors to furnish the other with such financial and operating data and other information with respect to the business and properties of such party and to discuss with such and its authorized representatives its affairs, all as the other may from time to time reasonably request.

7.2    Exclusivity . From the date hereof until the earlier of the Closing or the termination of this Agreement, SKTF shall not solicit or negotiate or enter into any agreement with any other Person with respect to or in furtherance of any proposal for a merger or business combination involving, or acquisition of any interest in, or (except in the ordinary course of business) sale of assets by, SKTF, except for the exchange of the SKTF Shares for the SEM Shares from SEM’s Shareholders.

7.3    Publicity . Between the date of this Agreement and the Closing Date, SKTF and SEM shall discuss and coordinate with respect to any public filing or announcement or any internal or private announcement (including any general announcement to employees) concerning the contemplated transaction.

7.4    Regulatory Matters . SEM and SKTF shall (a) file with applicable regulatory authorities any applications and related documents required to be filed by them in order to consummate the contemplated transaction and (b) cooperate with each other as they may reasonably request in connection with the foregoing.

7.5    Confidentiality . Prior to the Closing Date (or at any time if the Closing does not occur) each of SEM and SKTF shall keep confidential and not disclose to any Person (other than its employees, attorneys, accountants and advisors) or use (except in connection with the transactions contemplated hereby) all non-public information obtained pursuant to this Agreement. Following the Closing, each of SEM and SKTF shall keep confidential and not disclose to any Person (other than its employees, attorneys, accountants and advisors) or use (except in connection with preparing Tax Returns and conducting proceeds relating to Taxes) any nonpublic information relating to the other. This Section 7.5 shall not be violated by disclosure pursuant to court order or as otherwise required by law, on condition that notice of the requirement for such disclosure is given the other party prior to making any disclosure and the party subject to such requirement cooperates as the other may reasonably request in resisting it. If the Closing does not occur, each of SEM and SKTF shall return to the other, or destroy, all information it shall have received from the other in connection with this Agreement and the transactions contemplated hereby, together with any copies or summaries thereof or extracts therefrom. Each of SEM and SKTF shall use their best efforts to cause their respective representatives, employees, attorneys, accountants and advisors to whom information is disclosed pursuant to this Agreement to comply with the provisions of this Section 7.5.

7.6    SKTF, SEM and the Shareholders, and each of them, hereby agree that other than as set forth in this Agreement, for a period of one hundred twenty (120) days following the Closing Date, they will not issue or cause to be issued, directly or indirectly, out of the authorized but unissued common stock or out of the SKTF treasury stock, (a) any shares issued pursuant to an S-8 registration statement, or (b) any shares of common stock of SKTF that are not restricted for at least one (1) year in accordance with Rule 144 of the Securities Act of 1933, unless the shares are issued pursuant to a secondary offering that is registered with the SEC on a Form SB-2, S-1, S-3, or similar form.

8.    Conduct of SKTF’s Business Prior to the Closing.

8.1    Operation in Ordinary Course. Between the date of this Agreement and the Closing Date, SKTF shall conduct its businesses in all material respects in the ordinary course.

8.2    Business Organization . Between the date of this Agreement and the Closing Date, SKTF shall (a) preserve substantially intact the business organization of SKTF; and (b) preserve in all material respects the present business relationships and good will of SKTF.

8.3    Corporate Organization . Between the date of this Agreement and the Closing Date, SKTF shall not cause or permit any amendment of its certificate of incorporation or bylaws (or other governing instrument) and shall not:

1.  issue, sell or otherwise dispose of any of its Equity Securities, or create, sell or otherwise dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the issuance, sale or disposition of any of its Equity Securities;

2.  create or suffer to be created any Encumbrance thereon, or create, sell or otherwise dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the sale or disposition of any Equity Securities;

3.  reclassify, split up or otherwise change any of its Equity Securities;

4.  be party to any merger, consolidation or other business combination;

5.  sell, lease, license or otherwise dispose of any of its properties or assets (including, but not limited to rights with respect to patents and registered trademarks and copyrights or other proprietary rights), in an amount which is material to the business or financial condition of SKTF, except in the ordinary course of business; or

6.  organize any new Subsidiary or acquire any Equity Securities of any Person or any equity or ownership interest in any business.

8.4    Other Restrictions . Between the date of this Agreement and the Closing Date, SKTF shall not:

1.  borrow any funds or otherwise become subject to, whether directly or by way of guarantee or otherwise, any indebtedness for borrowed money;

2.  create any material Encumbrance on any of its material properties or assets;

3.  except in the ordinary course of business, increase in any manner the compensation of any director or officer or increase in any manner the compensation of any class of employees;

4.  create or materially modify any material bonus, deferred compensation, pension, profit sharing, retirement, insurance, stock purchase, stock option, or other fringe benefit plan, arrangement or practice or any other employee benefit plan (as defined in section 3(3) of ERISA);

5.  make any capital expenditure or acquire any property or assets;

6.  enter into any agreement that materially restricts SKTF, SEM or any of their Subsidiaries from carrying on business;

7.  pay, discharge or satisfy any material claim, liability or obligation, absolute, accrued, contingent or otherwise, other than the payment, discharge or satisfaction in the ordinary course of business of liabilities or obligations incurred in the ordinary course of business and consistent with past practice; or

8.  cancel any material debts or waive any material claims or rights.

Page

9.    Definitions.

As used in this Agreement, the following terms have the meanings specified or referred to in this Section 9.

9.1  “Business Day.” Any day that is not a Saturday or Sunday or a day on which banks located in the City of Los Angeles are authorized or required to be closed.
9.2  “Code.” The Internal Revenue Code of 1986, as amended.
9.3  “Disclosure Letter.” A letter dated the date of this Agreement, executed by either SEM or SKTF, addressed and delivered to the other and containing information required by this Agreement and exceptions to the representations and warranties under this Agreement.
9.4   “Encumbrances.” Any security interest, mortgage, lien, charge, adverse claim or restriction of any kind, including, but not limited to, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, other than a restriction on transfer arising under Federal or state securities laws.
9.5   “Equity Securities.” See Rule 3aB11B1 under the Securities Exchange Act of 1934.
9.6   “ERISA.” The Employee Retirement Income Security Act of 1974, as amended.
9.7  “Governmental Body.” Any domestic or foreign national, state or municipal or other local government or multi-national body (including, but not limited to, the European Economic Community), any subdivision, agency, commission or authority thereof.
9.8  “Knowledge.” Actual knowledge, after reasonable investigation.
9.9  “Person.” Any individual, corporation, partnership, joint venture, trust, association, unincorporated organization, other entity, or Governmental Body.
9.10   “Subsidiary.” With respect to any Person, any corporation of which securities having the power to elect a majority of that corporation's Board of Directors (other than securities having that power only upon the happening of a contingency that has not occurred) are held by such Person or one or more of its Subsidiaries.

10.    Termination.

10.1    Termination . This Agreement may be terminated before the Closing occurs only as follows:

  By written agreement of SEM and SKTF at any time.

  By SKTF, by notice to SEM at any time, if one or more of the conditions specified in Section 3 is not satisfied at the time at which the Closing (as it may be deferred pursuant to Section 2.1) would otherwise occur or if satisfaction of such a condition is or becomes impossible.

  By SEM, by notice to SKTF at any time, if one or more of the conditions specified in Section 4 is not satisfied at the time at which the Closing (as it may be deferred pursuant to Section 2.1), would otherwise occur of if satisfaction of such a condition is or becomes impossible.

10.2    Effect of Termination . If this Agreement is terminated pursuant to Section 10.1, this Agreement shall terminate without any liability or further obligation of any party to another.

13.    Notices. All notices, consents, assignments and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when (a) delivered by hand, (b) sent by telex or facsimile (with receipt confirmed), or (c) received by the delivery service (receipt requested), in each case to the appropriate addresses, telex numbers and facsimile numbers set forth below (or to such other addresses, telex numbers and facsimile numbers as a party may designate as to itself by notice to the other parties).

(a)  If to SKTF:
SKTF Enterprises, Inc.
c/o The Lebrecht Group, APLC
22342 Avenida Empresa, Suite 220
Rancho Santa Margarita, CA 92688
Attn: Brian A. Lebrecht, Esq.
Facsimile (949) 635-1244

(b)  If to SEM or the Shareholders:

Speedemissions, Inc.
c/o Richard A. Parlontieri
1029 Peachtree Parkway North, #310
Peachtree City, Ga. 30269
Facsimile (___) _____________________

14.    Miscellaneous.

14.2    Expenses . Each party shall bear its own expenses incident to the preparation, negotiation, execution and delivery of this Agreement and the  performance of its obligations hereunder.

14.3    Captions . The captions in this Agreement are for convenience of reference only and shall not be given any effect in the interpretation of this agreement.

14.4    No Waiver . The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

14.5    Exclusive Agreement; Amendment . This Agreement supersedes all prior agreements among the parties with respect to its subject matter with respect thereto and cannot be changed or terminated orally.

14.6    Counterparts . This Agreement may be executed in two or more counterparts, each of which shall be considered an original, but all of which together shall constitute the same instrument.

14.7    Governing Law and Venue . This Agreement and (unless otherwise provided) all amendments hereof and waivers and consents hereunder shall be governed by the internal law of the State of Florida, without regard to the conflicts of law principles thereof. Any action brought by any party hereto shall be brought within the State of Florida.

14.8    Binding Effect . This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, provided that neither party may assign its rights hereunder without the consent of the other, provided that, after the Closing, no consent of SEM shall be needed in connection with any merger or consolidation of SKTF with or into another entity.

14.9    Representation. The Parties hereto agree and acknowledge that The Lebrecht Group, APLC has represented SKTF in preparing this Agreement, and that SEM has been advised to seek independent counsel to advise them as to their rights and remedies under this Agreement and the associated Exhibits and Schedules.

[remainder of page intentionally left blank]
Page

IN WITNESS WHEREOF , the parties hereto have caused this Agreement to be duly executed and entered into as of the date first above written.

“SEM”	“SKTF”

Speedemissions, Inc.,	SKTF Enterprises, Inc.,
a Georgia corporation	a Florida corporation

/s/ Richard A. Parlontieri	/s/ Carl Berg

By: Richard A. Parlontieri	By: Carl Berg
Its: President	Its: President

“Shareholders”

/s/ Lewis N. Lester	/s/ Richard A. Parlontieri

GCA Strategic Investment Fund, Ltd.	Richard A. Parlontieri
By: Lewis N. Lester

Its: Director

/s/ G. Mundy	/s/ G. Mundy

Emerald Marine Ltd.	Westhurst, Ltd.
By: G. Mundy	By: G. Mundy

Its: Director	Its: Director

Page

EXHIBIT A

SEM Shareholders

Name	No. of SEM Shares	No. of SKTF Shares

GCA Strategic Investment Fund Ltd.	6,142,857	7,800,000
Richard A. Parlontieri	500,000	600,000
Emerald Marine, Ltd.	250,000	300,000
Westhurst, Ltd.	250,000	300,000

Total	7,142,857	9,000,000

Page A-

EXHIBIT B

Resignation
Page B-

Resignation

I, Carl M. Berg, the sole director and officer of SKTF Enterprises, Inc., a Florida corporation (the “Company”), hereby submit and tender my resignation as an officer, director, and employee of the Company as follows:

1.    Effective immediately on the date hereof, I am resigning as an officer and employee of the Company.

2.    Effective automatically on the 11th day following the filing of a Schedule 14F-1 Information Statement by the Company with the Securities and Exchange Commission, and the mailing of that Information Statement to all of the shareholders of the Company, I am resigning as a Director of the Company.

Executed this 16th day of June, 2003, at Draper, Utah.

/s/ Carl M. Berg
Carl M. Berg

Page B-

EXHIBIT C

SKTF Officers

Name	Position

Richard A. Parlontieri	President, CEO, Secretary, and CFO

Page C-

EXHIBIT D

Post-Closing Capital Structure of SKTF

Name	No. of Shares

SKTF Non-Affiliate Shareholders (62 shareholders)	44,750

Carl Berg	505,250

Brian A. Lebrecht	450,000

SEM Shareholders (4 shareholders)	9,000,000

Totals	10,000,000

Page D-

Schedule 5.2

As of the Closing, SEM has the following obligations oustanding:

(i)    the Securities Purchase Agreement by and between Speedemissions, Inc. and GCA Strategic Investment Fund Limited, a Bermuda corporation, dated May 2, 2002, in the amount of $1,200,000;

(ii)    that certain 7% Convertible Debenture of Speedemissions, Inc. in the original principal amount of $300,000 dated as of May 2, 2002;

(iii)    that certain 7% Convertible Debenture of Speedemissions , Inc. in the original principal amount of $150,000 dated as of July 16, 2002;

(iv)    that certain 7% Convertible Debenture of Speedemissions, Inc. in the original principal amount of $150,000 dated as of September 30, 2002;

(v)    that certain 7% Convertible Debenture of Speedemissions, Inc. in the original principal amount of $150,000 dated as of December 20, 2002;

(vi)    that certain 7% Convertible Debenture of Speedemissions, Inc. in the original principal amount of $150,000 dated as of March 31, 2003;

(vii)    that certain 7% Convertible Debenture of Speedemissions, Inc. in the original principal amount of $100,000 dated as of June 11, 2003;

(viii)    that certain Securities Purchase Agreement dated as of April 24, 2001 by and between GCA and Emissions Testing, Inc. (a predecessor-in-interest to Speedemissions, Inc.); and

(ix)    that certain 7% Convertible Debenture of Emissions Testing, Inc. (a predecessor-in-interest to Speedemissions, Inc.) in the original principal amount of $250,000 dated as of April 24, 2001.

Schedules-